[Letterhead]
April 30, 2009
VIA EDGAR CORRESPONDENCE
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549-0102
Attn: Craig Ruckman

Re:	Transamerica Series Trust (the “Registrant”), on behalf of Transamerica ProFund UltraBear VP (the “portfolio”) (File Nos. 033-00507; 811-04419)
To the Commission:
Reference is made to the filing of a registration statement on Form N-1A (Accession Number: 0000950144-09-000530) on January 30, 2009 on behalf of the Registrant. With respect to this registration statement, the United States Securities and Exchange Commission (“SEC”) staff provided comments via telephone to Robert Lamont on March 16, 2009. Set forth below are the SEC comments and the Registrant’s responses.
1.	Comment: General: Please disclose or identify the location in the prospectus where shareholders may find additional information regarding Board approval of the investment advisory and investment sub-advisory agreements.

Response: The disclosure appears in the prospectus under the heading “Management” after the investment advisory and investment sub-advisory fee disclosure. Accordingly, no change has been made to the prospectus.

2.	Comment: Objective: Please clarify whether tracking the S&P 500 Index is an objective of the portfolio. If so, does a change of the index require a shareholder vote?

Response: The portfolio seeks daily results that correspond to twice the inverse of the S&P 500. The investment objective is non-fundamental and can be changed without shareholder approval.

3.	Comment: Objective: Please delete or revise the first sentence of the third paragraph because variable funds do not provide a guarantee.

Response: The guarantee is not provided by the underlying fund but rather the insurance product. Accordingly, no change has been made to the disclosure.

4.	Comment: Objective: Please clarify in the 2nd sentence of the third paragraph a warning that the portfolio may not limit volatility or provide return. It may be used to limit volatility only if a portion of investors’ assets have a significant correlation with the S&P 500 Index.

Response: The portfolio is part of the insurer’s investment strategy to deliver the return promised by the insurance contract. A shareholder may not invest in this portfolio directly. The portfolio is intended to limit the volatility of an investor’s overall portfolio. Accordingly, no change has been made to the prospectus.

5.	Comment: Additional Securities, Instruments, and Strategies: Financial Instruments: Please disclose the types of investments considered financial instruments.

Response: Under the Section entitled “Additional Securities, Instruments and Strategies — Financial Instruments” the registrant currently discloses the types of investments considered to be financial instruments. On page TPFUB-2 of the prospectus, it is disclosed that “Financial Instruments” include “investment contracts whose value is derived from the value of an underlying asset, interest rate, currency or index such as futures contracts, options on futures contracts, swap agreements, forward contracts, structured notes, options on securities and stock indexes and cash investments in debt or money market instruments covering such positions.” The prospectus further discloses that the portfolio may invest in financial instruments as a substitute for investing directly in stocks or bonds and that financial instruments may also be used to employ leveraged investment techniques and as an alternative to selling short.

6.	Comment: Additional Securities, Instruments, and Strategies: Financial Instruments: Please describe with examples how investments in the financial instruments can achieve the portfolio objective (please provide a cross reference to financial instruments).

Response: The Registrant believes the disclosure is sufficient. In addition, the Registrant notes that the portfolio’s investment sub-adviser — ProFund Advisors LLC (the “Sub-Adviser”) — has advised and sponsored for many years numerous registered investment companies that serve as investment vehicles for variable and life insurance contracts. The disclosure relating to the Sub-Adviser’s currently operating funds has previously been reviewed and commented upon by the staff of the Division of Investment Management, including the staff of the Division’s Office of Insurance Products. It also has been negotiated, to the satisfaction of SEC staff, with the Sub-Adviser. The prospectus and statement of additional information disclosure applicable to those products has been replicated for this portfolio’s registration statement. Accordingly, the Registrant believes that the current disclosure meets all applicable requirements of Form N-1A, including SEC staff interpretations thereof, and respectfully declines to make the requested change.

7.	Comment: Additional Securities, Instruments, and Strategies: Financial Instruments: Please be more specific on how the use of financial instruments may involve costs, in addition to, transaction costs.

Response: The Registrant will change the sentence, “Use of financial instruments may involve costs, in addition to transaction costs” to “Certain financial instruments such as swaps, futures and options, will expose the portfolio to embedded financing-related costs in addition to transaction-related costs.”

8.	Comment: Additional Securities, Instruments, and Strategies: Leveraged Investment Techniques: Please disclose how leveraged investment techniques may involve additional costs and risks to the portfolio.

Response: Leveraged investment risk is included as a primary risk in the prospectus. The Registrant believes the disclosure is sufficient. Accordingly, no change has been made to the prospectus.

9.	Comment: Additional Securities, Instruments, and Strategies: Leveraged Investment Techniques: Please define leveraged investment techniques in the statement of additional information and define both methods of leveraging techniques.

Response: Leveraged Investment Techniques are described in the prospectus under the heading “Additional Securities, Instruments, and Strategies”. The Registrant believes the disclosure is sufficient. Accordingly, no change has been made to the prospectus.

10.	Comment: Additional Securities, Instruments, and Strategies: Leveraged Investment Techniques: Please confirm that borrowing will be conducted pursuant to the fundamental policies for the portfolio.

Response: We confirm that borrowing will be conducted pursuant to the fundamental policies for the portfolio.

11.	Comment: Additional Securities, Instruments, and Strategies: Please disclose that active trading is a primary strategy.

Response: Comment accepted. Active trading is not a principal investment strategy of the portfolio. Accordingly, we have deleted this disclosure.

12.	Comment: Primary Risks: Correlation Risk: Please provide a cross reference to the SAI for more information regarding correlation risk.

Response: We provide a cross reference to the SAI in the “Overview” section of the prospectus. Accordingly, no change has been made to the prospectus.

13.	Comment: Primary Risks: Correlation Risk: Please delete the tables from this section as they may be misleading to investors.

Response: The Registrant believes the tables are helpful to investors in making their investment decisions. In addition, the tables referenced in the above Comment were included in this registration statement because the Sub-Adviser, in response to a specific request from the SEC staff with respect to other similar registered investment companies that it sponsors and advises, was asked to include such disclosure in those funds’ registration statements. Accordingly, no change has been made to the prospectus.

14.	Comment: Primary Risks: Liquidity Risk: Please clarify the downside of liquidity risk.

Response: Liquidity risk is disclosed in the “Primary Risk” section of the prospectus. Accordingly, no change has been made to the prospectus.

15.	Comment: Primary Risks: Expenses: Please disclose that expenses would be higher if life insurance policy or annuity contract charges were included in the fee table and expense examples.

Response: The insurance product expenses are discussed under the “Expenses” heading in the prospectus. Accordingly, no change has been made to the prospectus.
Statement of Additional Information
16.	Comment: General: Please clarify the role of the portfolio construction manager.

Response: Comment accepted. The SAI has been revised accordingly.

17.	Comment: Portfolio Holdings: The portfolio holdings section states that a “general” duty of confidentiality exists. What does “generally” mean?

Response: Comment accepted. The Registrant has deleted the word “generally” from the disclosure.

18.	Comment: UltraBear Discussion: Please revise the Special Considerations Section (Transamerica ProFund UltraBear VP Only) in plain English.

Response: The Registrant believes this section is clear and helpful to investors in making their investment decisions. Accordingly, no change has been made to the SAI.

19.	Comment: Portfolio Managers Section: Please disclose any conflicts of interest for portfolio managers.

Response: Comment accepted. The SAI has been revised accordingly.

20.	Comment: Proxy Voting Procedures: Please confirm that the proxy voting procedures are the most recent procedures for each sub-adviser.

Response: The Registrant confirms that the most recent versions of the proxy voting policies and procedures are included with the next post-effective amendment.

21.	Comment: General: Please confirm that the portfolio does not have any non-fundamental policies.

Response: We confirm the new portfolio does not have any non-fundamental policies.

22.	Comment: Proxy Voting Procedures: Revise certain proxy voting procedures to include a summary of voting guidelines for: American Century Investment Management, Inc. ING Clarion Real Estate Securities, Jennison Associates, LLC, J. P. Morgan Investment Management Inc.

Response: Comment accepted. The SAI has been updated with the current policies and procedures for each sub-adviser.

23.	Comment: Proxy Voting Procedures: Please confirm that the proxy voting procedures for ProFund Advisors LLC will be included in the SAI.

Response: Comment accepted. The SAI has been revised accordingly.

24.	Comment: General: Please confirm the portfolio will comply with Rule 14a-16 of the Exchange Act and will post proxy materials on the internet to comply with the Rule.

Response: We confirm that the portfolio will comply with Rule 14a-16 of the Exchange Act.
Part C
25.	Comment: Part C: Please confirm the code of ethics for each sub-adviser is listed in Part C and each code is incorporated by reference accurately.

Response: Comment accepted. The codes of ethics are incorporated correctly for each sub-adviser.

26.	Comment: Part C: Please confirm all exhibits to be filed by amendment will be filed.

Response: Comment accepted. All exhibits will be included in the next post-effective amendment.
On behalf of the Registrant, it is hereby acknowledged:
•	the Registrant is responsible for the adequacy and accuracy of the disclosure in this filing;

•	the action of the SEC or its staff acknowledging the effective date of this filing does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in this filing; and

•	the Registrant may not assert SEC staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.
Please contact me at (727) 299-1814 if you have any questions or require further information with regard to this filing.

Sincerely,
/s/ Robert S. Lamont, Jr.
Robert S. Lamont, Jr.
Vice President and Senior Counsel

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